FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 8, 2009

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports August 2009 Consolidated Revenue” dated September 8, 2009.

2.	Taiwan Stock Exchange filing entitled, “To announce the disposal of common stock of UNITED MICROELECTRONICS CORP.” dated September 8, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: September 8, 2009	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1.

News Release

AU Optronics Corp. Reports August 2009 Consolidated Revenue

Issued by: AU Optronics Corp.
Issued on: Sep. 7, 2009

Hsinchu, Taiwan, September 7, 2009 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its preliminary consolidated and unconsolidated August 2009 revenue of NT$37,713million and NT$36,911million, both up 15.9% from July 2009. In terms of Y-o-Y comparison, they were up by 1.7% and down by 0.4% respectively.

Large-sized panel(a) shipments for August 2009, with applications on desktop monitors, notebook PCs, LCD TVs and other applications, broke the nine-million mark and set a new record of 9.07 million units, up 9.7% from previous month. As for small- and medium-sized panels, the shipments surpassed 19.69 million units, down by 8.5% from July 2009.

(a)	Large-size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches

Sales Report :(Unit: NT$ million)
Net Sales(1) (2)	Consolidated(3)	Unconsolidated
August 2009	37,713	36,911
July 2009	32,551	31,843
M-o-M Growth	15.9%	15.9%
August 2008	37,097	37,072
Y-o-Y Growth	1.7%	(0.4%)
Jan to Aug. 2009	203,492	200,669
Jan to Aug. 2008	329,856	328,143
Y-o-Y Growth	(38.3%)	(38.8%)

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, AU Optronics (Shanghai) Corporation, Tech - Well (Shanghai) Display Co., AU Optronics (Xiamen) Corp., Darwin Precisions (L) Corp., Toppan CFI (Taiwan) Co, Ltd., AU Optronics (Czech) s.r.o., Lextar Electronics Corp., Darwin Precision Corp., BriView Technology Corp., BriView Electronics Corp. and AUO Energy Taiwan Corp.

2

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ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is the worldwide top 3 manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated NT$423.9 billion (US$12.9 billion) in sales revenue in 2008 and now houses a staff of more than 40,000 employees throughout its global operations spreading across Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to successfully list at the New York Stock Exchange (NYSE). For more information, please visit AUO.com.

* DisplaySearch 2Q2009 WW Large-Area TFT-LCD Shipment Report dated August 5, 2009. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2008 year end revenue converted by an exchange rate of NTD32.76:USD1.

For more information, please contact:

Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

Item 2.

AU Optronics Corp.
September 8, 2009
English Language Summary

Subject:   To announce the disposal of common stock of UNITED MICROELECTRONICS CORP.

Regulation:   Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:   2009/09/07

Contents:

1.	Name of the securities: Common stock of UNITED MICROELECTRONICS CORP.

2.	Trading date:2009/04/09~2009/09/07

3.	Trading volume, unit price, and total monetary amount of the transaction: Volume:22,967 thousand shares
Unit price: NTD 13.61
Total monetary amount: NTD 312,585 thousand

4.	Gain (or loss) (not applicable in case of acquisition of securities):
NTD 70,737 thousand

5.	Relationship with the underlying company of the trade: No.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):
Current cumulative volume: 21,986 thousand shares
Current cumulative amount: NTD 230,188 thousand
Shareholding percentage of the holding: 0.17%

7.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 9.33%;19.02%;NTD -29,175,019 thousand.

8.	Concrete purpose/objective of the acquisition or disposal: To liquidate asset.

9.	Do the directors have any objections to the present transaction?: No.

10.	Any other matters that need to be specified: No.